Exhibit 21.1

The AZEK Company Inc.

List of Subsidiaries

Entity	State	Country
CPG International LLC	Delaware	United States

Scranton Products Inc.	Delaware	United States

Sanatec Sub I Corporation	Delaware	United States

Santana Products Inc.	Delaware	United States

CPG Sub I Corporation	Delaware	United States

CPG Building Products LLC	Delaware	United States

WES, LLC	Minnesota	United States

UltraLox Technology, LLC	Minnesota	United States

Versatex Holdings, LLC	Delaware	United States

Versatex Building Products, LLC	Pennsylvania	United States

Return Polymers, Inc.	Ohio	United States

StruXure Outdoor, LLC	Georgia	United States

INTEX Millwork Solutions, LLC	New Jersey	United States